UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
 (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Synovus Financial Corp.

(Name of Issuer)

$1.00 Par Value Common Stock

(Title of Class of Securities)

87161C-10-5

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87161C-10-5

1.
Names of Reporting Persons.

Synovus Financial Corp. as parent holding company of its various banking, investment advisory and trust company subsidiaries; Synovus Bank as the parent bank of Synovus Trust Company; and Synovus Trust Company in various fiduciary capacities.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 5,439,165
6. Shared Voting Power 28,814
7. Sole Dispositive Power 5,755,584
8. Shared Dispositive Power 206,791

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,981,459 (Includes Beneficial Ownership disclaimed)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.16%
12.	Type of Reporting Person (See Instructions) BK and HC

Item 1.

(a)	Name of Issuer
Synovus Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices
1111 Bay Avenue, Suite 500, Columbus, Georgia 31901

Item 2.

(a)	Name of Person Filing
Synovus Trust Company, N.A.
Synovus Bank
Synovus Financial Corp.

(b)	Address of Principal Business Office, or, if none, Residence
Synovus Trust Company, N.A. - 1148 Broadway, Ground Floor, Columbus, Georgia 31901
Synovus Bank - 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901
Synovus Financial Corp. - 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901

(c)	Citizenship

Synovus Financial Corp. is a Georgia business corporation and its banking, investment advisory and trust company subsidiaries, including Synovus Trust Company and Synovus Bank, are Georgia and national banking and business corporations and trust companies.

(d)	Title of Class of Securities
$1.00 par value common stock

(e)	CUSIP Number
87161C-10-5

Item 3.	If this statement is filed pursuant to §§§§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☑	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §§240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §§ 240.13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §§240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned (includes shares as to which beneficial ownership is disclaimed): 5,981,459
(b)	Percent of class: 5.16%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 5,439,165

(ii) Shared power to vote or to direct the vote: 28,814

(iii) Sole power to dispose or to direct the disposition of: 5,755,584

(iv) Shared power to dispose or to direct the disposition of: 206,791

For an additional discussion on this item, see Exhibit A.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See Exhibit A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit A

Item 8.	Identification and Classification of Members of the Group
See Exhibit B

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNOVUS FINANCIAL CORP.

Date: February 11, 2019	By: /s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President, General Counsel
and Corporate Secretary

SYNOVUS BANK

Date: February 11, 2019	By: /s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President, General Counsel
and Corporate Secretary

SYNOVUS TRUST COMPANY, N.A.

Date: February 11, 2019	By: /s/ J. Barton Singleton
Name: J. Barton Singleton
Title: President

EXHIBIT A

As of December 31, 2018, Synovus Trust Company, a wholly-owned trust company subsidiary of Synovus Bank, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 5,980,399, or 5.16%, of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. None of such other subsidiaries, as of December 31, 2018, individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.

Held by Synovus Trust Company in various fiduciary capacities as of December 31, 2018:

Sole Voting Power	Shared Voting Power	Sole Power To Dispose	Shared Power to Dispose
5,439,165	28,814	5,754,524	206,791

As of December 31, 2018, the other banking, brokerage, investment advisory and trust subsidiaries of Synovus Financial Corp. held in a fiduciary or advisory capacity sole dispositive power over 1,060 shares, the beneficial ownership of which is disclaimed.

EXHIBIT B

Synovus Bank, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Synovus Bank and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1) (ii) (G) promulgated under the Act.

EXHIBIT C

The undersigned hereby agree that this Schedule 13G is filed on behalf of each of them.

SYNOVUS FINANCIAL CORP.

Date: February 11, 2019	By: /s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President, General Counsel
and Corporate Secretary

SYNOVUS BANK

Date: February 11, 2019	By: /s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President, General Counsel
and Corporate Secretary

SYNOVUS TRUST COMPANY, N.A.

Date: February 11, 2019	By: /s/ J. Barton Singleton
Name: J. Barton Singleton
Title: President